Exhibit (d)(1)(N)

                                LOCK UP AGREEMENT


                             ______________ __, 2000



The Langer Biomechanics Group, Inc.
450 Commack Road
Deer Park, New York 11729

Kanders & Company, Inc.
2 Soundview Drive
Greenwich, Connecticut 06830

                              Re: Lock Up Agreement

Gentlemen:

      The undersigned, a holder of common stock, par value $.02 per share ("Common Stock"), or rights to acquire Common Stock or securities convertible into Common Stock of The Langer Biomechanics Group, Inc. (the "Company") understands that Kanders & Company, Inc. ("Kanders & Co.") or an affiliated entity and other purchasers propose to enter into a Tender Offer Agreement (the "Tender Offer Agreement") with the Company pursuant to which Kanders & Co. or such affiliated entity and other purchasers will offer to purchase approximately 75% of the issued and outstanding shares of Common Stock of the Company (the "Target Shares").

      In order to induce Kanders & Co. or such affiliated entity to enter into the Tender Offer Agreement and to proceed with the purchase of the Target Shares, the undersigned irrevocably agrees that the undersigned will not, without the prior written consent of, first, the board of directors of the Company and, second, assuming such consent has been obtained, the consent of Kanders & Co., directly or indirectly, make any offer, sale, assignment, transfer, pledge, hypothecation or other encumbrance, contract to sell, grant of an option to purchase or sell or other disposition of or enter into any transaction or device designed to, or which could reasonably be expected to result in the disposition by any person at any time in the future of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock until the third anniversary of the date of this Lock Up Agreement, subject, however, to the immediately succeeding paragraph hereof.

      Upon the consummation of any sale of shares of Common Stock by Kanders & Co. (other than any such sale or other disposition to any charity, trust or

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foundation, and other than any such sale or other disposition in connection with the estate planning purposes for Warren B. Kanders, including, but not limited to, transfers to family members or trusts for the benefit of family members), Kanders & Co. shall provide written notice (the "Kanders Notice") to the undersigned of such sale and the percentage represented by the number of shares of Common Stock sold by Kanders & Co. in such sale as compared to the total number of shares of Common Stock owned by Kanders & Co. immediately prior to such sale (the "Kanders Percentage"). Notwithstanding anything else contained herein, if, within 14 days after the date of the Kanders Notice the undersigned notifies Kanders & Co. of his intention to sell up to percentage of shares of Common Stock equal to the Kanders Percentage, which notice shall specify the exact number of shares to be sold (the "Sale Notice"), the undersigned shall sell the number of shares specified in the Sale Notice within the 180 days after the date of the notice from Kanders & Co.

      The undersigned confirms that he understands that Kanders & Co. and the Company will rely upon the representations set forth in this Agreement in proceeding with the purchase of the Target Stock. This Agreement shall be binding on the undersigned and his respective successors, heirs, personal representatives and assigns.

                                               Very truly yours,


                                               ________________________________
                                                       Andrew Meyers